TAAD
A PCAOB Registered Firm

May 16, 2022

Leonard Stella

Purthanol Resources Limited

2711 Centreville Rd Suite 400

Wilmington, Delaware 19808

Effective April 29, 2022, we will cease our services as your auditor. As an independent auditor, we have communicated to the Board of Director that the Company need to perform internal accounting research and provide accurate restatement form to correct their misstated Form 10 filed with SEC in order for us to review and provide consent. However, The Company refused to perform proper accounting research regarding the presentation of correction of error reporting and want to file the Form 10 that the auditor does not agree. The management also indicate that items not properly address could wait for additional comments from SEC. As a result, we have reached this decision reluctantly and after substantial deliberation.

We will cooperate with your new accountants. To facilitate that process, please send us a letter authorizing us to make disclosures to your new accountants. Without such a letter, we are ethically prohibited from communicating with others regarding your company's affairs.

We are prepared to help you make a smooth transition with your new accountants.

Very truly yours,

TAAD LLP